STAR MARITIME ACQUISITION CORP.
c/o Schwartz & Weiss, P.C.
457 Madison Avenue
New York, NY 10022

December 13, 2005

VIA TELECOPY (202) 942-9516
Mr. John D. Reynolds
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651

RE:	Star Maritime Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-125662) (the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., on Thursday, December 15, 2005, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Mr. John D. Reynolds
U.S. Securities and Exchange Commission
December 13, 2005

•
The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STAR MARITIME ACQUISITION CORP.

By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chairman of the Board, Chief Executive Officer and President